SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

DIVIDEND AND INCOME FUND
(Name of Issuer)

Shares of Beneficial Interest
(Title of Class of Securities)

25538A204
(CUSIP Number)

John F. Ramirez, Esq.
Bexil Securities LLC
11 Hanover Square
New York, NY 10005
212-785-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2015
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25538A204	Page 1 of 7 Pages

1	Names of Reporting Persons Bexil Securities LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	759,162 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	759,162 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		759,162 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.2%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A204	Page 2 of 7 Pages

1	Names of Reporting Persons Bexil Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	759,162 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	759,162 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		759,162 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.2%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 3 of 7 Pages

1	Names of Reporting Persons Midas Securities Group, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	759,162 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	759,162 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		759,162 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.2%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A204	Page 4 of 7 Pages

1	Names of Reporting Persons Winmill & Co. Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	759,162 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	759,162 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		759,162 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.2%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 5 of 7 Pages

1	Names of Reporting Persons Winmill Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		New Hampshire
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	759,162 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	759,162 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		759,162 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.2%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 6 of 7 Pages

1	Names of Reporting Persons Mark C. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	759,162 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	759,162 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		759,162 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.2%
14	Type of Reporting Person (See Instructions)		IN

CUSIP No. 25538A204	Page 7 of 7 Pages

1	Names of Reporting Persons Thomas B. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	11,909 Shares
	8	Shared Voting Power	759,162 Shares
	9	Sole Dispositive Power	11,909 Shares
	10	Shared Dispositive Power	759,162 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		771,071 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.3%
14	Type of Reporting Person (See Instructions)		IN

Item 1. Security and Issuer.

    This Schedule 13D relates to the shares of Shares of Beneficial Interest ("Shares") of Dividend and Income Fund (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background.

(a)– (c) This Schedule 13D is being filed by the following (collectively, the "Reporting Persons"):

Bexil Securities LLC ("BSL")
Maryland limited liability company
Broker/dealer
11 Hanover Square, New York, NY 10005

Bexil Corporation ("BXLC")
Maryland corporation
Holding company
11 Hanover Square, New York, NY 10005

Midas Securities Group, Inc. ("MSG")
Delaware corporation
Broker/dealer
11 Hanover Square, New York, NY 10005

Winmill & Co. Incorporated ("WCI")
Delaware corporation
Holding company
11 Hanover Square, New York, NY 10005

Winmill Family Trust (the "Trust"),
New Hampshire trust
Holding company
PO Box 4, Walpole, NH 03608

Mark C. Winmill
11 Hanover Square, New York, NY 10005

Thomas B. Winmill
PO Box 4, Walpole, NH 03608

Additional information regarding the Reporting Persons filing this Schedule 13D is attached hereto as Exhibit A.

(d)    None.

(e)    None.

(f)     Mark C. Winmill and Thomas B. Winmill are citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

    BSL used working capital to acquire Shares. Thomas B. Winmill used personal funds to acquire his directly owned Shares. BXLC, MSG, WCI, the Trust, Thomas B. Winmill, and Mark C. Winmill may be deemed to have indirect beneficial ownership of Shares held by BSL, which each of them disclaim.

Item 4. Purpose of Transaction.

    The Reporting Persons acquired the Shares for investment purposes.

    Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

Item 5. Interest in Securities of the Issuer.

(a)
As of November 6, 2015, the Reporting Persons believe there are 10,527,181 shares of Shares of Beneficial Interest outstanding. As of such date, BSL may be deemed to be the beneficial owner of 759,162 Shares which constitute approximately 7.2% of the outstanding Shares. As of such date, BXLC, MSG, WCI, the Trust, and Mark C. Winmill may be deemed to be the beneficial owners of 759,162 Shares which constitute approximately 7.2% of the outstanding Shares, and Thomas B. Winmill may be deemed to be the beneficial owner of 771,071 Shares which constitute approximately 7.3% of the outstanding Shares. BSL, BXLC, MSG, WCI, the Trust, and Mark C. Winmill disclaim beneficial ownership of the Shares held by Thomas B. Winmill. BXLC, MSG, WCI, the Trust, Thomas B. Winmill, and Mark C. Winmill disclaim beneficial ownership of the Shares held by BSL.

(b)	Power to vote and to dispose of the securities resides with the Reporting Persons.

(c)	During the last sixty days, the following transactions were effected in the Shares by the Reporting Persons:

	Date	Transaction	Number of Shares	Price per Share	Where and How Transaction Effected
BSL	9/30/2015	Dividend Reinvestment	18,545	$ 11.23	Issuer Dividend Reinvestment Plan
BSL	11/06/2015	Buy	230,154	$ 11.62	See Note 1

1.Represents shares purchased in connection with the Issuer's Rights Offering which expired on October 30, 2015.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

  BXLC is the sole member of BSL and Bexil Advisers LLC ("BAL"), the investment manager of the Issuer. BXLC is a holding company. MSG owns approximately 23% of the outstanding shares of BXLC. MSG, a registered broker/dealer, is a wholly owned subsidiary of WCI. WCI is also a holding company. The Trust owns all of the voting stock of WCI. Thomas B. Winmill and Mark C. Winmill are individual trustees of the Trust with sole authority to vote the voting stock of WCI on behalf of the Trust.

  BAL is the investment manager of the Issuer.  Pursuant to an investment management agreement effective September 19, 2012 ("IMA"), BAL receives a fee payable monthly for investment advisory services at an annual rate of 0.95% of the Issuer's managed assets. "Managed assets" means the average weekly value of the Issuer's total assets minus the sum of the Issuer's liabilities, which liabilities exclude debt relating to leverage, short term debt, and the aggregate liquidation preference of any outstanding preferred stock.

  Additionally, pursuant to the IMA, the Issuer reimburses BAL for providing at cost certain administrative services comprised of compliance and accounting services.

  Certain officers and directors of the Issuer are officers, directors, trustees, and managers of the Reporting Persons.

  Mark C. Winmill, a Reporting Person, may be deemed to be a controlling person of WCI and MSG. Each of Thomas B. Winmill, Mark C. Winmill, John Ramirez, Russell Kamerman, and Thomas O'Malley are directors, trustees, managers, and/or officers of WCI, MSG, BXLC, BSL, BAL, and the Issuer. Thomas B. Winmill is also a trustee and officer of the Issuer. The Issuer has audit and nominating committees comprised of independent trustees Bruce B. Huber, James E. Hunt, and Peter K. Werner. The function of the audit committee is to routinely review financial statements and other audit-related matters as they arise throughout the year. The nominating committee, among other things, nominates candidates to the Board of Trustees. The Issuer has an executive committee comprised of Thomas B. Winmill. Each of the Issuer's trustees serves on the continuing trustees committee of the Board of Trustees.

Item 7. Materials to Be Filed as Exhibits

Exhibit A:	Certain information concerning the Reporting Persons.

Exhibit B:	Agreement to file SC 13D jointly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015
Bexil Securities LLC
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015
Bexil Corporation
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015
Midas Securities Group, Inc.
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015
Winmill & Co. Incorporated
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015
Winmill Family Trust
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015

By: /s/Mark C. Winmill
Name: Mark C. Winmill

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill

EXHIBIT A

    The business address for all Reporting Persons (except the Trust and Thomas B. Winmill) listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005. The Trust's business address is PO Box 1198, Walpole, NH 03608.  Thomas B. Winmill's business address is PO Box 4, Walpole, NH 03608.

    The managers of BSL are Thomas B. Winmill and Thomas O'Malley. The directors of BXLC are Philip Kadinsky-Cade, Charles A. Carroll, and Thomas B. Winmill. The directors of MSG are Thomas O'Malley and Thomas B. Winmill. The directors of WCI are Mark C. Winmill and Thomas B. Winmill. The trustees of the Issuer are Bruce B. Huber, James E. Hunt, Peter K. Werner, and Thomas B. Winmill. The trustees of the Winmill Family Trust are Mark C. Winmill and Thomas B. Winmill.

Bexil Securities LLC, Bexil Corporation, Midas Securities Group, Inc., and Winmill & Co. Incorporated

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Charles A. Carroll
Director of BXLC. Retired. From 1990 to 2005, Mr. Carroll served as Managing Director of Kalin Associates, Inc., a member firm of the New York Stock Exchange, prior to which, he served as a member of the NYSE representing Boettcher and Co.

Philip Kadinsky-Cade	Director of BXLC. Previously, Mr. Kadinsky-Cade was a founder and Managing Member of Bluehaven Management Group, LLC and co-organizer/manager of Grey Owl Partners, LP.

Thomas B. Winmill
He is President, Chief Executive Officer, and a Director of the Issuer, Foxby Corp., and Midas Series Trust ("MST") (collectively, the "Funds"), BAL and Midas Management Corporation (registered investment advisers, collectively, the "Advisers"), BSL and MSG (registered broker-dealers, collectively, the "Broker Dealers"), BXLC, and WCI. He is also a Director and Vice President of Self Storage Group, Inc. ("SELF")

Mark C. Winmill
President, Chief Executive Officer, and a Director of SELF, and Tuxis Corporation ("TUXS"). Executive Vice President and a Director of WCI. Executive Vice President of the Advisers.  He is a principal of the Broker Dealers.

Thomas O'Malley	Chief Accounting Officer, Chief Financial Officer, Vice President, and Treasurer of the Funds, the Advisers, the Broker-Dealers, BXLC, WCI, SELF, and TUXS.

John F. Ramirez	General Counsel, Vice President, and Secretary of the Funds, SELF, and TUXS. He is also Senior Associate General Counsel, Vice President, Secretary of the Advisers, the Broker-Dealers, BXLC, and WCI.

Heidi Keating	Vice President of the Funds, the Advisers, BXLC, WCI, SELF, and TUXS.

Russell L. Kamerman	Chief Compliance Officer, AML Officer, and Vice President of the Funds, the Advisers, the Broker-Dealers, BXLC, SELF, TUXS, and WCI.

Winmill Family Trust

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Thomas B. Winmill	Trustee. See additional biographical information above.

Mark C. Winmill	Trustee. See additional biographical information above.

 To the best of the Reporting Persons' knowledge and information, during the past five years,  none of the individuals named above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the individuals named above were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best of the Reporting Persons' knowledge and information, each individual named above is a citizen of the United States.

The following table presents certain information regarding the direct and/or indirect beneficial ownership of the Issuer's shares as of November 6, 2015 by each foregoing officer and/or director of the Issuer.

Name of Officer or Director	Number of Shares
Thomas B. Winmill	771,071
Mark C. Winmill	759,162
Thomas O'Malley	0
John F. Ramirez	0
Heidi Keating	0
Russell Kamerman	0

 EXHIBIT B

AGREEMENT

AGREEMENT dated as of November 17, 2015 among Bexil Securities LLC, a Maryland corporation ("BSL"), Bexil Corporation ("BXLC"), a Maryland corporation, Midas Securities Group, Inc., a Delaware corporation ("MSG"), Winmill & Co. Incorporated, a Delaware Corporation ("WCI"), the Winmill Family Trust, a New Hampshire trust (the "Trust"), Mark C. Winmill, and Thomas B. Winmill.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.
The Schedule 13D and all amendments thereto with respect to Dividend and Income Fund to which this is attached as Exhibit B are filed on behalf of BSL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill.

2.
Each of BSL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing, unless such person knows or has reason to believe that such information is accurate.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

SIGNATURE

Bexil Securities LLC
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

Bexil Corporation
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

Midas Securities Group, Inc.
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

Winmill & Co. Incorporated
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

Winmill Family Trust
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill

By: /s/Thomas B. Winmill
Name: Thomas B. Winmill